UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Telesis Bio Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Novalis LifeSciences LLC

170 Commerce Way, Suite 200

Portsmouth, NH 03801

603-339-0084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Novalis LifeSciences Investments II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person PN

(1)

On June 5, 2023, Novalis LifeSciences Investments II, L.P. (“Novalis LifeSciences”) purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 395,031 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

1	Names of reporting persons Novalis LifeSciences Investments II GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person OO

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 395,031 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

1	Names of reporting persons Marijn E Dekkers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 395,031 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

1	Names of reporting persons Paul M. Meister
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 395,031 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 15, 2023 (the “Schedule 13D”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Telesis Bio Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 1, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Greg Herrema, a Senior Advisor of Novalis LifeSciences, serves on the Board of the Issuer as the designee of Novalis LifeSciences pursuant to the Purchase Agreement.

Novalis LifeSciences and Northpond Ventures, LP are engaged in discussions with the Issuer’s Board and management team regarding financing initiatives, including the potential acquisition of additional securities by Novalis LifeSciences and Northpond Ventures, LP or their respective affiliates, as well as corporate governance matters, including the composition of the Board.

Novalis LifeSciences acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert shares of Redeemable Convertible Preferred Stock and/or exercise Warrants, or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replace as follows:

The information contained on the cover page to this Amendment No. 1 is incorporated herein by reference.

(a) – (b) As further described in Item 3 of the Schedule 13D, at the closing of the Private Placement, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are immediately eligible for conversion as of the date hereof into an aggregate of 395,031 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024).

As a result of the Beneficial Ownership Blocker, Novalis LifeSciences is precluded from converting shares of Redeemable Convertible Preferred Stock and/or exercising Warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own a number of shares of the Company’s capital stock that represents in excess of 19.99% of the Issuer’s voting power immediately following such conversion or exercise. Accordingly, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are members of a “group” with Northpond Ventures, LP or its affiliates for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock or other securities held or otherwise beneficially owned by any person other than the Reporting Persons. As such, the figures and percentage calculations reported herein do not give effect to the potential conversion and/or exercise of the securities acquired by any person other than the Reporting Persons.

(c) Not applicable.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024	NOVALIS LIFESCIENCES INVESTMENTS II, L.P.

By: Novalis LifeSciences Investments II GP, LLC, its general partner

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

NOVALIS LIFESCIENCES INVESTMENTS II GP, LLC

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

/s/ Marijn E. Dekkers
Marijn E. Dekkers

/s/ Paul M. Meister
Paul M. Meister